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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. REPORTS THIRD QUARTER
FISCAL YEAR 2013 RESULTS

Ottawa, Canada, January 9, 2013 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today reported financial results for its third quarter of fiscal year 2013, ended November 30, 2012. All figures are reported in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Revenue for the third quarter of fiscal year 2013 was $38.5 million, compared with $11.8 million in the third quarter of fiscal year 2012 and $44.2 million in the second quarter of fiscal year 2013. DragonWave had one customer, Nokia Siemens Networks, who generated more than 10% of revenue in the third quarter of fiscal year 2013. Revenue through the new Nokia Siemens Networks channel totaled $25.6 million in the quarter.

Gross margin for the third quarter of fiscal year 2013 was 19%, compared with 41% in the third quarter of fiscal year 2012 and 15% in the second quarter of fiscal year 2013. The gross margin in the second quarter of fiscal year 2013 reflects the inclusion of an inventory impairment provision of $2.6 million. Without the inventory provision, the gross margin in the second quarter was 21%.

Comprehensive loss applicable to shareholders in the third quarter of fiscal year 2013 was ($13.9) million or ($0.36) per basic and diluted share, compared to a loss of ($8.0) million or ($0.23) per basic and diluted share in the third quarter of fiscal year 2012.

"While visibility into our revenue pipeline has been challenging, we have continued to work hard on completing the integration activities of our strategic partnership with Nokia Siemens Networks to position ourselves for growth," said DragonWave President and CEO Peter Allen. "These efforts combined with our continued focus on cost reduction are targeted at achieving a profitable business model."

Cash, cash equivalents and restricted cash totaled $36.8 million, compared to $44.0 million at the end of the second quarter of fiscal year 2013.

Revenue for the first nine months of fiscal year 2013 was $95.6 million, compared with $36.5 million for the first nine months of 2012. Net loss applicable to shareholders for the first nine months of fiscal 2013 was ($27.6) million or ($0.74) per basic and diluted share, compared with ($20.1) million or ($0.57) per basic and diluted share for the first nine months of fiscal 2012.

Revenue Outlook for Fourth Quarter Fiscal Year 2013

DragonWave expects revenue for the fourth quarter of fiscal year 2013 to be in the range of $40 million to $45 million.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time tomorrow, January 10, 2013.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

  •
  Toll-free North America: (877) 312-9202

  •
  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of the revenue range for the fourth quarter of fiscal year 2013, our statement regarding our intentions with respect to our cost profile and target of a profitable business, and the statements regarding our relationship with and the transactions involving Nokia Siemens Networks (the "NSN Transactions") constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties.

Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the plans of its existing and new direct and indirect customers, the volume and timing of orders, shipments and revenue recognition; and the capacity of our supply chain to meet demand. Material factors and assumptions relating to our relationship with Nokia Siemens Networks and the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful integration of the product lines acquired from Nokia Siemens Networks; and expectations regarding potential synergies and prospects for the business. There are risks arising out of the NSN Transactions, including that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Material risks and uncertainties relating to the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated January 9, 2013 and on pages 19-22 of the Company's Annual Information Form, dated May 11, 2012.

Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 11, 2012 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

  •
  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at November 30, 2012	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	36,444	52,798
Restricted cash	393	177
Trade receivables	31,805	9,850
Inventory	29,669	27,043
Other current assets	8,968	5,501
Contingent receivable	13,739	—
Deferred tax asset	241	69

	121,259	95,438
Long Term Assets
Property and equipment	8,734	5,184
Deferred tax asset	1,693	1,308
Deferred financing cost	298	—
Intangible assets	8,522	6,264
Goodwill	11,927	11,927

	31,174	24,683
Total Assets	152,433	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	49,213	12,720
Deferred revenue	973	723
Capital lease obligation	2,617	—
Contingent royalty	—	372
Contingent consideration	—	1,884

	52,803	15,699
Long Term Liabilities
Debt facility	15,000	—
Capital lease obligation	1,444	—
Other long term liabilities	659	1,063
Contingent royalty	—	1,292

	17,103	2,355
Commitments
Shareholders' equity
Capital stock	179,407	172,264
Contributed surplus	5,726	4,606
Deficit	(93,016)	(65,448)
Accumulated other comprehensive loss	(9,685)	(9,658)

Total Shareholders' equity	82,432	101,764
Non-controlling interests	95	303

Total Equity	82,527	102,067
Total Liabilities and Shareholders' equity	152,433	120,121

Shares issued & outstanding	38,041,010	35,586,206

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

	Three months ended		Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
REVENUE	38,452	11,830	95,583	36,506
Cost of sales	31,314	6,992	77,569	21,249

Gross profit	7,138	4,838	18,014	15,257

EXPENSES
Research and development	9,769	5,380	26,307	17,751
Selling and marketing	3,935	3,793	11,950	11,722
General and administrative	6,218	4,985	20,001	12,665
Government assistance	—	(265)	—	(902)

	19,922	13,893	58,258	41,236

Income (loss) before other items	(12,784)	(9,055)	(40,244)	(25,979)
Amortization of intangible assets	(1,162)	(404)	(2,903)	(1,613)
Accretion expense	(16)	(60)	(68)	(612)
Restructuring expense	(839)	—	(1,637)	—
Interest income (expense)	(500)	143	(1,211)	354
Investment gain	—	1	—	21
Impairment of intangible assets	(4,407)	—	(8,424)	(8,315)
Gain on change in estimate	5,416	1,362	6,958	14,523
Gain on purchase of business	—	—	19,397	—
Foreign exchange gain (loss)	419	(202)	(122)	(118)

Income (loss) before income taxes	(13,873)	(8,215)	(28,254)	(21,739)
Income tax expense (recovery)	63	(157)	(509)	(1,458)

Net Income (loss)	(13,936)	(8,058)	(27,745)	(20,281)
Net Loss Attributable to Non-Controlling Interest	69	41	177	168

Net Income (loss) applicable to shareholders	(13,867)	(8,017)	(27,568)	(20,113)
Foreign currency translation differences for foreign operations	(8)	57	54	75

Comprehensive Income (Loss)	(13,928)	(8,115)	(27,799)	(20,356)
Comprehensive Income (Loss) applicable to Non-Controlling Interest	(4)	28	73	37

Comprehensive Income (Loss) applicable to shareholders	(13,871)	(7,989)	(27,495)	(20,076)
Income (loss) per share
Basic	(0.36)	(0.23)	(0.74)	(0.57)
Diluted	(0.36)	(0.23)	(0.74)	(0.57)
Weighted Average Shares Outstanding
Basic	38,033,222	35,542,247	37,313,926	35,486,924
Diluted	38,033,222	35,542,247	37,313,926	35,486,924

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended		Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Operating Activities
Net Income (Loss)	(13,936)	(8,058)	(27,745)	(20,281)
Items not affecting cash
Amortization of property and equipment	1,672	839	4,150	2,513
Amortization of intangible assets	1,162	404	2,903	1,613
Accretion expense	16	60	68	612
Royalty amortization	—	(21)	(151)	(423)
Interest expense	210	—	421	—
Rental expense	957	—	1,914	—
Impairment of intangible assets	4,407	—	8,424	8,315
Gain on change in estimate of contingent liabilities	(5,416)	(1,362)	(6,958)	(14,523)
Stock-based compensation	404	475	1,196	1,549
Gain on purchase of business	—	—	(19,397)	—
Unrealized foreign exchange loss	(670)	56	(21)	130
Future income tax recovery	—	(157)	(572)	(1,458)
Inventory impairment	18	29	2,691	190

	(11,176)	(7,735)	(33,077)	(21,763)
Changes in non-cash working capital items	5,012	(3,220)	19,081	(6,551)

	(6,164)	(10,955)	(13,996)	(28,314)

Investing Activities
Acquisition of property and equipment	(462)	(274)	(1,585)	(943)
Acquisition of intangible assets	(411)	(91)	(1,040)	(494)
Acquisition of business	—	—	(12,730)	—
Purchase of short term investments	—	—	—	(22,432)
Maturity of short term investments	—	7,071	—	31,490

	(873)	6,706	(15,355)	7,621

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	—	555
Capital lease obligation	(809)	—	(809)	—
Debt facility	—	—	15,000	—
Deferred financing cost	—	—	(1,192)	—
Issuance of common shares net of issuance costs	26	106	129	450

	(783)	106	13,128	1,005

Effect of foreign exchange on cash and cash equivalents	678	(112)	(131)	(204)
Net increase (decrease) in cash and cash equivalents	(7,142)	(4,255)	(16,354)	(19,892)
Cash and cash equivalents at beginning of period	43,586	62,182	52,798	77,819

Cash and cash equivalents at end of period	36,444	57,927	36,444	57,927

Cash paid during the period for interest	579	—	592	—

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DRAGONWAVE INC. REPORTS THIRD QUARTER FISCAL YEAR 2013 RESULTS
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's